Exhibit 8.1

Subsidiaries of the Registrant

Company Name	State or Jurisdiction of Incorporation

Converium Rückversicherung (Deutschland) AG	Germany
Converium Finance S.A.	Luxembourg
Converium Holding AG	Switzerland
Converium AG	Switzerland
Converium Holdings (North America) Inc.	Delaware
Converium Reinsurance (North America) Inc.	Connecticut
Converium Insurance (North America) Inc.	New Jersey
Converium Holding (UK) Ltd	UK
Converium (UK) Ltd	UK
Converium Representatives Ltd	UK
Converium Underwriting Ltd	UK
Converium PCC Ltd.	UK